[KUMMER KAEMPFER BONNER & RENSHAW LETTERHEAD]

August 10, 2005

Mr. Owen Pinkerton
Mr. David H. Roberts
 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
 450 Fifth Street, N.W.
Mail Stop 0409
Washington, D.C. 20549

Re:
Virgin River Casino Corporation, RBG, LLC and B & BB, Inc. (collectively, the "Company") Pre-Effective Amendment No. 3 to Form S-4 filed August 10, 2005 File No. 333-123179

Dear Messrs. Pinkerton and Roberts:

The Company has received and reviewed the comments in the letter of the United States Securities and Exchange Commission (the "Commission") staff (the "Staff") dated June 14, 2005. The purpose of this letter is to provide the Company's response to those comments, most of which are contained in the Company's Pre-Effective Amendment No. 3 (the "Amendment") to the referenced Registration Statement on Form S-4, which the Company is filing with the Commission concurrently herewith.

Risk Factors

Past Breach of Credit Facility Covenants—We have breached certain covenants of our previous credit facility, page 28

1.
We note your response to Comment 3. You state that your "previous breaches of certain covenants of the Original Credit Agreement do not affect [your] ability to obtain waivers of breaches under our new senior secur4ed credit facility." It is not clear whether this is your opinion or whether your lender has advised you of the above statement. In addition, the language serves to mitigate the risk you are discussing and should be removed.

        The Company has removed the statement on page 29 of the Amendment.

Certain Relationships and Related Transactions, page 72

2.
On page 73, you note that you "paid Mr. Black management fees in the amount of $230,000, $5,000 and $0 for the fiscal years ended December 31, 2002, 2003 and 2004, respectively." You also state that you "have recorded an estimated liability of $288,000 associated with his management fee at March 31, 2005." Please revise to state how these fees are determined and why there has been such a large increase to date in 2005.

        The Company has revised the paragraph on page 87 of the Amendment to indicate that management fees are paid at the discretion of the Company's management and that the indenture governing the notes and the Company's credit agreement allow for the payment of such fees up to 5% of the prior year's consolidated EBITDA (as defined in the indentures and the credit agreement).

Accounting Treatment, page 84

3.
We are still unclear of your basis in GAAP for capitalizing costs incurred with third parties directly related to the offering. On page 6 of your filing you indicate that you are "offering to exchange up to $125.0 million aggregate principal amount of new senior notes and up to $66.0 million aggregate principal amount at maturity of new senior subordinated notes for an identical principal amount of the applicable old notes." Please explain to us how you are applying the guidance in EITF 96-19 with respect to the exchange transaction. Alternatively, explain to us how you have concluded that EITF 96-19 is not applicable and your basis in GAAP for capitalizing any issuance costs. Cite any relevant accounting literature in your response.

        The Company does not believe that EITF 96-19 applies to its fact pattern. The Company believes that the guidance in EITF 96-19 applies to those situations in which a debtor exchanges or modifies existing debt as part of a new arrangement (i.e., an arrangement negotiated subsequent to the original issuance) between the debtor and the creditor. The exchange of the Company's private notes at original issuance with public notes upon registration is not considered an exchange or modification as contemplated in EITF 96-19 since the exchange was agreed upon as part of the original issuance of the notes and the public notes have the same exact terms as the original private notes. The Company believes the issuance of the public notes is merely a formality in registering the original debt and none of the issues raised in EITF 96-19 applies.

        Regarding the costs associated with the issuance of the original debt, the Company believes that costs directly attributable to realizing the proceeds of the debt issued should be deferred and amortized on the interest method over the term of the debt. The costs directly attributable to the issuance of the debt include those costs in registering the debt in the public offering since the registration of the debt was agreed to in the original debt agreement. In essence, by agreeing to register the debt, the Company was able to negotiate a lower cost of capital than it would have otherwise been able to negotiate because of this agreement to register the debt that will give the creditors greater liquidity. Accordingly, the Company continues to believe that the cost of registering the debt should be included in debt issuance costs and amortized over the term of the debt.

Financial Statements

1. Basis of Presentation and Background, page F-8

4.
We have considered your response to comment 12 and continue to believe that you do not appear to meet the exceptions in paragraph (f) of Rule 3-10 of Regulation S-X to provide modified financial information. As such you should provide the information required by paragraph (a)(1) of Rule 3-10 for each issuer. Further, your presentation of your primary financial statements on a combined basis does not appear to comply with Rule 3-10 of Regulation S-X. Please revise accordingly.

        There are three issuers of the notes included in the registration statement, Virgin River Casino Corporation, RBG, LLC and B & B B,, Inc. (the "Issuers"). Virgin River Casino Corporation and B & B B, Inc. are each 100% owned by Mr. Black and RBG is 94.23% owned by Virgin River Casino Corporation and 3.85% owned by Mr. Black and 1.92% owned by an unrelated minority holder. There are four guarantors of the notes, Casablanca Resorts, LLC, Oasis Interval Ownership, LLC, Oasis Interval Management LLC and Oasis Recreational Properties, Inc. (the "Guarantors"). The Guarantors are owned 100% by RBG, LLC. Subsequent to this offering, it is Mr. Black's intention to create a holding company and roll up all three of the Issuers into a single holding company. As soon as the current registration statement is declared effective, Mr. Black will commence action to obtain certain approvals from the Nevada Gaming Control Board for the transaction. As such and pursuant to Regulation S-X, Rule 3-10(a)(1), the financial statements have been filed in the form and as required by Regulation S-X, Rules 3-01 through 3-04 for each of the Issuers. Since each of the Issuers is liable for 100% of the notes, the entire balance of the notes has been presented as a liability on each of the statements with an offsetting contra equity account reflecting the amount of the notes that are included in the financial statements of the other Issuers. In addition, since each of the Guarantors is 100% owned by RBG, LLC, the guarantees are full and unconditional and the guarantees are joint and several, additional footnote disclosure has been added to the financial statements of RBG, LLC pursuant to Regulation S-X, Rule 3-10(f) that meets the requirements of Regulation S-X, Rule 3-10(f)(4). In addition, the Summary Financial Data, Selected Financial Data and Management's Discussion and Analysis of Financial Condition and Results of Operations sections of the Amendment have been revised to reflect the financial statements described above.

3. Purchase of Equity Interest, page F-16

5.
We have considered your response to our prior comment 15 and the related revisions to your disclosure. We are unsure how you have met the requirement of paragraph 51(b) of SFAS 141 to describe the factors that contributed to a purchase price that resulted in the recognition of goodwill. Please show us how you have met this requirement or revise your disclosure accordingly.

        In order to meet the requirement of paragraph 51(b) of SFAS 141, the following disclosure was added to pages F-15, F-52 and F-90 to describe the factors that contributed to the purchase price that resulted in the recognition of goodwill.

          "Management valued the assets acquired in the transaction as follows. Current assets and liabilities were recorded at book value, which approximated their estimated market values at the date of acquisition. Land, buildings and building improvements were valued based upon comparable values of recent sales in the Mesquite, Nevada market and 3rd party market valuations of comparable assets in Mesquite, Nevada. For equipment, management recorded these assets at book value, which was deemed to be fair value, considering the relative age and working condition of the equipment. Intangible assets, representing the Company's customer list and slot club program, were recorded at fair value, which was calculated based upon comparable customer lists and slot programs with other casinos operating in the Las Vegas and surrounding market. In accordance with the provisions of SFAS No. 141, the remainder of the purchase price was allocated to goodwill. Management believes that the goodwill arose from the Company's dominance in and the growing Mesquite, Nevada market, the value of the existing workforce, and the accounting and operating infrastructure."

11. Commitments and Contingences, page F-24

6.
We have considered your response to our prior Comment 16. Based on your response, we are still unsure how you considered your continuing involvement in the property when concluding that it was appropriate to recognize the entire $1.3 million gain on termination in the current period. Additionally, explain to us how you considered the phased termination of the lease when concluding that it was not necessary to defer any portion of the gain. In your response, also advise what consideration was given to paragraph 29 of SFAS 14\3 which provides that the accounting for leases between related parties be modified as necessary to recognize the economic substance rather than legal form. In this regard, while we note that Mr. Black's interest only 2.8%, you have disclosed elsewhere that he was the managing member of MDW which would imply that he would have significant influence over the LLC under paragraph 5(a) of SFAS 13.

        With respect to your comment, we draw your attention to the fact that per the MDW LLC operating agreement, Randy Black owns an approximate 2.8% interest in the LLC, and while he is the managing member, the Company does not believe he has control or significant influence over the LLC. Mr. Black's role as managing member is to manage the day to day operations of the LLC. Mr. Black is unable to make certain decisions with respect to various LLC matters. As an example, as part of the Lease Buy-Out and Condominium Conversion Management Agreement, Mr. Black had to obtain the unanimous approval of all 35 members of the LLC to consummate the lease buyout agreement. This approval process took a period of approximately three months to complete. In addition, without a majority of the vote of the members of the LLC, Mr. Black is unable to enter into or refinance any debt on the part of the LLC, make distributions (cash or property), or liquidate the entity. In addition, Mr. Black must be reappointed annually as the managing member, which requires the consent of a majority of the members of the LLC. Finally, Mr. Black, as manager, may be removed at any time with or without cause by a majority of the members of the LLC. In accordance with EITF 04-5 and SOP 78-9, having those rights that Mr. Black does not possess are critical in order to have control or significant influence over the MDW entity. In addition, since the Company had no equity interest in the LLC and Mr. Black's interests were so minor, we believe that paragraph .08 of SOP 78-9 would apply. It states in part that "A limited partner's interest may be so minor that the limited partner may have virtually no influence over partnership operating and financial policies. Such a limited partner is, in substance, in the same position with respect to the investment as an investor that owns a minor common stock interest in a corporation, and, accordingly, accounting for the investment using the cost method may be appropriate."

        Subsequent to the transaction, Mr. Black's rights did not change, and the combined Company has no ownership or voting rights in MDW. Management did give consideration to the phased termination of the lease when concluding that it was not necessary to defer any portion of the gain. This had no effect on the recordation of the gain as of December 31, 2004 because RBG, LLC was no longer liable for rent relating to any of the units. The Company's interest is limited to residual profits and the only commitment is to fund $150,000 in expenses. Note that this represented 50% of the total estimate of residual negative cash flow during the sales period. It should be noted that during the second quarter of 2005, all condominium sales were completed and the Company will receive profits in excess of the $150,000 cash advanced. Management believes that the Company's lack of voting rights and equity investment, combined with the fact that Mr. Black's interest is non-controlling (2.8%) and his lack of significant influence beyond the day to day operations, leads to the conclusion that the gain relating to the lease buy out of $1.3 million was properly recognized in accordance with FAS 13 paragraph 29.

Accordingly, the Company believes it is appropriate to record the lease transaction as a gain as the only continuing involvement that would result in a reduction of that gain is the funding of $150,000 of cash shortfalls, which is immaterial to the Company's December 31, 2004 and 2005 financial statements.

        Additional disclosure was added to Note 11, pages F-26 and F-62, to provide that "Under the terms of the MDW LLC agreement and the lease termination agreement, management believes that Mr. Black does not have the ability to exercise control or significant influence over the operations of MDW and accordingly, has recorded a gain relating to the lease termination of approximately $1,279,000 as of December 31, 2005."

7.
We have reviewed your response to our prior comment 17. We are still unsure how you arrived at the conclusion that you were not the primary beneficiary of the transaction given the related party interests involved, your obligation to support MDW's share of the operating expenses of the project, and the disproportionate split of proceeds during the advancement period. Please expand on your response to provide a more thorough description of how you considered these factors in determining that you were not the primary beneficiary of the transaction.

        The Company determined that they are not the primary beneficiary under the definitions of FIN 46R in this transaction and in accordance with paragraphs 16 and 17 of FIN 46R, did give consideration of related party interests involved, as Mr. Black's interest in MDW and his profit and loss interest in MDW were included in the Company's computation of expected losses and expected gains. With respect to the Company's obligation to support MDW's share of the operating expenses of the project, we note that they were considered in the computation of the expected losses and expected gains. However, the agreement requires that the Company share those losses equally with the other members of MDW, and that the Company's loss can not exceed $150,000. In the event that the cash flow losses exceed $150,000, MDW members would absorb 100% of such losses, for which Mr. Black would absorb approximately 2.8% of those losses, which were also considered in the expected gain and expected loss calculation.

        It should be noted that in the Company's expected gain and expected loss probability analysis, it was determined the likelihood of losses in excess of $300,000 had a very low probability and hence was not considered in the analysis, and as such it was determined that the Company's analysis was conservative. If the Company assumed some likelihood that losses would have exceeded $300,000, MDW would still be the primary beneficiary since they would have absorbed such losses. In fact, MDW has substantially completed the sales of the condominiums and based upon the results of the sales, the most likely projection of cash flow as prepared by management substantially agreed to the actual results.

        Finally, with respect to the disproportionate split of proceeds during the advancement period, these were considered in the analysis of expected gains and expected losses and the assignment of probabilities. However, in no scenario (including a worst case scenario) did the disproportionate allocation of profits and losses result in the Company incurring a disproportionate amount of losses or gains that would result in them being defined as the primary beneficiary under FIN 46R. Additional disclosure was added to the last paragraph of RBG's and Virgin River Casino's financial statements footnote 11 relating to the MDW capital lease indicating that "Management has determined under the provisions of FIN 46R that they are not the primary beneficiary of MDW and accordingly have not consolidated MDW in these financial statements."

Part II

Undertakings, page II-2

8.
Please revise your undertakings section to include the undertakings required by Item 512(g) of Regulation S-K. In addition, please remove the 430A undertaking since this offering is not permitted by Rule 430A under the Securities Act of 1933.

        The undertakings on page II-2 have been revised to include those required by Item 512(g) and to remove the 430A undertakings.

* * * * * *

        If you have any questions or require additional information, please do not hesitate to contact the undersigned at the telephone number listed above.

Sincerely,

KUMMER KAEMPFER BONNER & RENSHAW

/s/ SHERWOOD COOK Sherwood N. Cook

snc/amw

cc:
Curt Mayer